June 23, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 application pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe C2 Exchange, Inc. (the "Exchange").

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the Exchange's Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 9:00am on 06/23/25

Enclosures

**** Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.***

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/23/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

25000222

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe C2 Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/23/25 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: Laura Dickman [signature executed at 9:00am on 06/23/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. **Trading Permit Holder Application** | Updates: Added FINRA membership question in the 'Other Self-Regulatory Organization Memberships' section. Changed Department of Regulatory Services contact method from phone number to email in the 'Financing Arrangements' section. Removed TD (Series 57) and TP (Series 24) from the 'Responsible Person(s)' section. Added 'Resources and Contract Information' section. Changed font to Montserrat.

Cboe C2 Exchange, Inc.
Trading Permit Holder Application

In order to become a Trading Permit Holder ("TPH") of Cboe C2 Exchange, Inc. ("C2 Options or the 'Exchange'") an applicant broker-dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to answer **every** question and provide the requested information in each field. Applicants may answer not applicable ("N/A") where appropriate. For all areas requesting a CRD #, Applicants are required to provide an ID number or mark N/A. Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete while this application is pending.

APPLICATION CHECKLIST

Items required for application approval:

☐ Trading Permit Holder Application

☐ Individual Consent to Jurisdiction for each Responsible Person, Account Administrator and Direct Owner, Executive Officer or Control Person required to be disclosed on Schedule A of Form BD (available here)

☐ A Form U-4 for each Responsible Person and Direct Owner, Executive Officer or Control Person required to be disclosed on Schedule A of Form BD, if not available on WebCRD®

☐ Fingerprints for each Responsible Person and Direct Owner, Executive Officer or Control Person required to be disclosed on Schedule A of Form BD

☐ Appropriate qualification examinations and registrations for each Responsible Person and Direct Owner, Executive Officer or Control Person required to be disclosed on Schedule A of Form BD

☐ Organization Consent to Jurisdiction for each Entity named on Schedule A of Form BD (available here)

☐ Most recent form BD filing, if not available on WebCRD®

☐ Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control, Compliance Report or Exemption Report or similar documentation

☐ All FOCUS Reports filed since the last annual audit

☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement and Registration Certificate; Limited Liability Company Operating Agreement and Registration Certificate or equivalent documentation

☐ IRS Form W-9 or W-8

☐ Confirmation of OCC approval – applicable to clearing applicants only

☐ Application fee

Please refer to 'Application Related Fees' section of the C2 Options Fee Schedule for current pricing information. Applicant is responsible for all wire transfer fees assessed by Applicant's bank. All application fees are non-refundable.

Items required to become effective:

☐ Trading Permit Holder Letter of Guarantee – applicable to non-clearing applicants (available here)

☐ Clearing Participant Letter of Guarantee – applicable to clearing applicants (available here)

☐ Confirmation of OCC activation – applicable to clearing applicants only

☐ TPH Activation Form (available here)

Note: All application materials sent to the Exchange will be reviewed for completeness.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to C2 Options Rule 3.1. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 913.815.7002. In addition, please refer to C2 Options' website at www.cboe.com for additional information regarding the approval process.

Cboe C2 Exchange, Inc.
Trading Permit Holder Application

GENERAL INFORMATION		
Name of Applicant:		
Tax ID #:	CRD #:	SEC #: 8-
Address of Principal Office:		
City:	State:	Zip:

BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

COMPLIANCE CONTACT	REGULATORY CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TRADING CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other – Specify: ______________________

Organized under the laws of: ____

CAPACITY IN WHICH THE APPLICANT SEEKS TO ACT ON C2 OPTIONS (check all that apply)

Electronic Access permit required for:

☐ Proprietary Trader ☐ Broker ☐ Clearing Participant ☐ Transact Business with the Public*

Market Maker permit required for:

☐ Market Maker

*A Trading Permit Holder Organization Application to Transact Business with the Public is required and should be submitted in conjunction with this application.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS

The undersigned affirms on behalf of Applicant that (please check one of the boxes below):

☐ The Applicant is a member of Financial Industry Regulatory Authority, Inc. ("FINRA").

☐ The Applicant is not a member of FINRA and is exempt from such requirement pursuant to Rule 15b9-1 under the Securities Exchange Act of 1934 in that it:
(a) is (or will be) a member of a national securities exchange;
(b) carries no customer accounts; and
effects transactions in securities solely on a national securities exchange of which it is a member, except as otherwise provided in Rule 15b9-1(c)[1]

☐ BOX Exchange LLC
☐ Cboe BYX Exchange, Inc.
☐ Cboe BZX Exchange, Inc.
☐ Cboe C2 Exchange, Inc.
☐ Cboe EDGA Exchange, Inc.
☐ Cboe EDGX Exchange, Inc.
☐ Cboe Exchange, Inc.
☐ Financial Industry Regulatory Authority
☐ Investors Exchange LLC
☐ Long-Term Stock Exchange, Inc.
☐ MEMX, LLC
☐ Miami International Securities Exchange
☐ MIAX Emerald, LLC
☐ MIAX PEARL, LLC
☐ Nasdaq BX, Inc.
☐ Nasdaq GEMX, LLC
☐ Nasdaq ISE, LLC
☐ Nasdaq MRX, LLC
☐ Nasdaq PHLX LLC
☐ The Nasdaq Stock Market
☐ New York Stock Exchange LLC
☐ NYSE Arca, Inc.
☐ NYSE Texas, Inc.
☐ NYSE MKT LLC
☐ NYSE National, Inc.

Name of Applicant's Designated Examining Authority (DEA): ____

DESIGNATED CLEARING FIRM

Identify the Clearing Participant issuing the guarantee for the Applicant's activity on C2 Options:

Name: ____ OCC #: ________________

FINANCIAL INFORMATION

Debts to Exchange Participant(s) – verbal and written

Does the organization owe any monies to any C2 Options permit holder or to any participant of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

☐ Yes ☐ No If yes, please identify:

To Whom:
____ Amount: $____________________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

---

[1] The exceptions in Rule 15b9-1(c) provide that:
"(1) A broker or dealer may effect transactions in securities otherwise than on a national securities exchange of which the broker or dealer is a member that result solely from orders that are routed by a national securities exchange of which the broker or dealer is a member to comply with § 242.611 of this chapter or the Options Order Protection and Locked/Crossed Market Plan; or
(2) A broker or dealer may effect transactions in securities otherwise than on a national securities exchange of which the broker or dealer is a member, with or through another registered broker or dealer, that are solely for the purpose of executing the stock leg of a stock-option order. A broker or dealer seeking to rely on this exception shall establish, maintain and enforce written policies and procedures reasonably designed to ensure and demonstrate that such transactions are solely for the purpose of executing the stock leg of a stock-option order. Such broker or dealer shall preserve a copy of its policies and procedures in a manner consistent with § 240.17a-4 until three years after the date the policies and procedures are replaced with updated policies and procedures."

Debts to Exchange(s) – verbal and written

Does the organization owe any monies to C2 Options, another national securities exchange, a national securities association, a national futures association or a commodities exchange **that are overdue** (including, but not limited to, any overdue fees, charges, dues, assessments, fines or other amounts)?

☐ Yes ☐ No If yes, please identify:

To Whom: ______________________________ Amount: $____________________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

Financing Arrangements

Securities and Exchange Commission ("SEC") Rule 15c3-1d governs the financing of a C2 Options permit holder broker-dealer by another broker-dealer. Any C2 Options broker-dealer that borrows funds from another broker-dealer that are to be used for trading or other business purposes is required by SEC Rule 15c3-1d to do so pursuant to a subordinated loan agreement that has been filed with and approved by the Department of Regulatory Services. Subordinated Loan Agreement forms are available from the Department of Regulatory Services.

Has the organization borrowed funds from any broker-dealer that are to be used for trading or other business purposes?

☐ Yes ☐ No If yes, please describe:

If yes, has the organization filed a subordinated loan agreement with the Department of Regulatory Services with respect to this loan and obtained approval of the loan from that department?

☐ Yes ☐ No

If no, please contact the Department of Regulatory Services at CboeFinSurv@cboe.com for the applicable form.

C2 Options Rule 8.10 governs the financing of Market Makers by non-broker-dealers. Each Market Maker who makes an arrangement with a non broker-dealer to finance the Market Maker's transaction as a Market Maker is required by Rule 8.10 to identify to the Department of Regulatory Services (i) the source(s) of any such financing, (ii) the terms of any such financing and (iii) the termination of, or any changes to, any such financing arrangement. The form to be used to report any such financing arrangement is available from the Department of Regulatory Services.

If the organization is applying to be approved as a Market Maker, has the organization received any financing from, or made any financing arrangement with, any non-broker-dealer to finance its transactions as a Market Maker?

☐ Yes ☐ No If yes, please describe:

If yes, has the organization filed with the Department of Regulatory Services a completed form to report this financing along with a copy of the load agreement?

☐ Yes ☐ No

If no, please contact the Department of Regulatory Services at CboeFinSurv@cboe.com for the applicable form.

RESPONSIBLE PERSONS
A TPH must designate at least one individual (Responsible Person) as its administrator for the organization's use of the system and as a contact person to represent the organization with respect to matters relating to C2 Options. The Responsible Person must be a United States based officer, director or management level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an Individual Consent to Jurisdiction and hold the appropriate qualification examination and registration on WebCRD®.

Name:	CRD #:
Title:	
Phone:	Email:

Name:	CRD #:
Title:	
Phone:	Email:

ACCOUNT ADMINISTRATORS
A TPH must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per permit holder. Account Administrations will be able to grant access to tools within the Customer Web Portal including, but not limited to trade data downloads; order lookup; historical market data subscription; latency statistics; logical port request, modify or delete form; physical connection request form; invoices and billing files. Each initial Account Administrator must sign and Individual Consent to Jurisdiction.

Name:	CRD #:
Title:	
Phone:	Email:

Name:	CRD #:
Title:	
Phone:	Email:

[Remainder of page intentionally left blank.]

Organization Consent to Jurisdiction and Certifications

The undersigned represents that the information and statements in this application or supplements to this application may be verified by investigation and hereby declares that they are true complete and accurate.

By executing this application, the undersigned agrees on behalf of the organization and its related parties as follows:

To abide by the rules of Cboe C2 Exchange, Inc. (“C2 Options”) as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to C2 Options, upon its request, any information they may have concerning the organization and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to C2 Options.

The organization authorizes C2 Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity’s showing of proper authority and need) any information C2 Options may have concerning the organization and the organization hereby releases C2 Options from any and all liability of whatsoever nature by reason of furnishing such information.

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual’s association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its application materials if any of the information provided in those materials become inaccurate or incomplete after the date of submission of its application to C2 Options and prior to any approval of the application.

The organization recognizes that the statements in the application materials furnished to C2 Options may be verified by investigation and hereby declares that they are true, complete and accurate.

Signature of Authorized Officer, Partner Or Managing Member of Applicant	Date
Printed Name	Title

Resources and Contact Information

C2 Options Fee Schedule: available here

C2 Exchange Rule Book: available here

U.S. Options Technical Specifications: available here

U.S. Options Support Documentation: available here – *Notification of Identified Give-Ups, etc.*

All Cboe Exchange applicants should be aware of the Consolidated Audit Trail (CAT) requirements as Cboe TPHs/Members under SEC Rule 613 and the Cboe Exchanges' CAT Compliance Rules (i.e., C2 Options Rules 7.20 through 7.32). For additional information, please visit the CAT NMS Plan website (www.catnmsplan.com), including the CAT Registration & Onboarding | CATNMSPLAN page. As a general matter, questions about CAT registration, onboarding and reporting requirements may be referred to the FINRA CAT Helpdesk. Questions about Cboe-specific linkage or technical considerations and/or Cboe-rules and interpretive matters may be referred to the Cboe Trade Desk or Cboe Reg Interps, respectively. FINRA CAT and Cboe contact information is available here: Plan Participant Contact List | CATNMSPLAN.

ADDITIONAL INFORMATION

For technical questions relating to specifications, functionality, or performance, contact the Cboe Trade Desk.

For operational support regarding Clearing Editor, and Trade Add Tool, contact the OSC**.**

For technical support relating to physical connectivity, contact Network.

For billing inquiries, contact Billing.

For market data agreements, contact Market Data.

For questions relating to rule interpretation and regulatory/CAT requirements, contact Reg Interps.

Contact Membership with any questions regarding your application between 7:30 AM – 4:00 PM CST.

Membership Services
913.815.7002
membershipservices@cboe.com

Trade Desk
913.815.7001
tradedesk@cboe.com

Operations Support Center
312.786.7100
osc@cboe.com

Network
913.815.7005
noc@cboe.com

Billing
913.815.7003
billing@cboe.com

Market Data Services
212.378.8821
marketdata@cboe.com

Regulatory Interpretations
312.786.8141
reginterps@cboe.com